April 18, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Rito Group Corp.

Form S-1/A

Filed March 23, 2016

File No. 333-206319

To the men and women of the SEC:

On behalf of Rito Group Corp., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated April 7, 2016 addressed to Mr. Choi, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on March 23, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: We have updated page 14, 20, 25 and 27 to accurately describe the convertible notes that we have issued as of 12/31/15.

SEC Comment(s) /Analysis

Dilution, page 17

1. We have reviewed your response and revisions to comment 1. We are unable to recalculate net tangible book value of $282,731 as of December 31, 2015 before the offering based on your definition stated in the first paragraph of this heading. Please revise or advise.

Company response:

We have revised the information to reflect the values for the most recent period ended December 31, 2015. Please see page 17.

(Calculation: Total assets $354,246 minus total liabilities $670,455 and intangible assets $10,900 = (327,109). Net tangible book value before the offering is (327,109).

Note 1. Description of Business and Organization, page F-7

2. We have reviewed your response to comment 3. We re-issue the following part of our previous comment. Please tell us why the May 4 and 14, 2015 transactions should not be considered linked transactions per the guidance in ASC 860-10-40-43 and 44. Additionally, tell us in detail why you do not consider the transactions to be a repurchase financing. Refer to the definition in ASC 860-10-20.

Company response:

On June 12, 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2014-11, Transfers and Servicing (Topic 860), Effective Control for Forward Agreements to Repurchase Assets and Accounting for Repurchase Financings.

Under the guidance prior the release of ASU 2014-11 , repurchase agreements entered into as part of a repurchase financing may be required to be accounted for on a “linked” basis, with the original transfer and repurchase agreement analyzed as a single transaction. As a result, the purchaser may account for the transaction as a derivative instrument as opposed to a purchase and a financing. The guidance permits separate accounting only if there is a valid business or economic purpose for the counterparties to enter into two transactions separately and the repurchase financing does not return control of the previously transferred financial asset to the transferor.

The ASU requires accounting for the repurchase agreements to be separate from the original transfer, rather than being linked with the original transfer and analyzed as a single transaction. This means the initial transferor will account for the initial transfer as a sale of financial assets (if all derecognition criteria are met) and the initial transferee will account for the initial transfer as a purchase. Both parties would account for the repurchase component as a secured borrowing.

For public business entities, the accounting changes are effective for the first interim or annual period beginning after December 15, 2014.

With refer to ASC 860-10-20, the terms repurchase financing and repurchase agreement have the following definition:

Repurchase Financing

A repurchase agreement that relates to a previously transferred financial asset between the same counterparties (or consolidated affiliates of either counterparty) that is entered into contemporaneously with, or in contemplation of, the initial transfer.

Repurchase Agreement

An agreement under which the transferor (repo party) transfers a security to a transferee (repo counterparty or reverse party) in exchange for cash and concurrently agrees to reacquire that security at a future date for an amount equal to the cash exchanged plus a stipulated interest factor. Instead of cash, other securities or letters of credit sometimes are exchanged. Some repurchase agreements call for repurchase of securities that need not be identical to the securities transferred.

With reference to the two transactions that took place on May 4, 2015 and May 14, 2015, the transactions were separate transactions from one another and were without a repurchase agreement involved. By definition of repurchase agreement, the reacquisition amount at a future date should be equal to the cash exchanged plus a stipulated interest factor. According to the share exchange agreement on May 4, 2015, the consideration was US$3 in shares, while the consideration on May 14, 2015, pursuant to the loan agreement, consisted of principal of HK$600,000 and interest of HK$18,000, in the aggregated amount of HK$618,000 (Approximately US$79,742). The consideration of each transaction is completely separate from one other and each is of considerably different value.

Based on the above analysis, we do not believe these transactions constitute repurchase financing and or a repurchase agreement.

3. It appears if you combine the May 4 and 14, 2015 transactions that Sino obtained control of Rito International as opposed to the reverse. Using the information provided in each of your responses to our comments surrounding the reverse recapitalization and the proper accounting for it, please provide a comprehensive response that explains in detail why the facts do not support that a forward acquisition of Rito International Enterprises Company Limited by Sino occurred. Please be detailed in your step-by-step analysis.

Company response:

On May 4, 2015, Sino acquired 100% of the issued and outstanding shares and the assets of Rito International by issuing its ordinary common shares to Ms Cheung Yuet Wah, the original shareholder of Rito International. Rito International became a wholly owned subsidiary of Sino. Ms. Cheung Yuet Wah obtained the majority control of Sino after the share exchange transaction between Sino and Rito International. Sino was deemed as the accounting acquiree and Rito International was deemed as the accounting acquirer under the acquisition method of accounting in accordance with FASB ASC Section 805-10-55.

The following is our analysis as to how we determined Rito International was deemed as the accounting acquirer and Sino was deemed as the accounting acquiree.

ASC Topic	Content	Analysis
805-10-55-11	In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfer the cash or other assets or incurs the liabilities	There was no transfer of cash or assets. Additionally incurred liabilities were not incurred between Sino and Rito International.
805-10-55-12	In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interest. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree.

The business combination between Sino and Rito International is primarily effected by exchanging equity interest in which Sino issued its ordinary common shares to the shareholder of Rito International to acquire 100% of the issued and outstanding shares of Rito International.

As the merger between Sino and Rito International is effected primarily by exchanging equity interests and treated as a reverse acquisition, Sino, the issuing entity was deemed as the accounting acquiree and Rito International was deemed as the accounting acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-15 and 805-10-55-12a to 12e.

805-10-55-12a	The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity.	After the share exchange transaction between Sino and Rito International, the former owner of Rito International became the major shareholder with the largest portion of the voting rights in Sino.
805-10-55-12b

The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

As mentioned above, the former owner of Rito International became the major shareholder of Sino with majority voting interest. There is no existence of a large minority voting interest in Sino after the share exchange transaction.
805-10-55-12c

The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

As mentioned above, the former owner of Rito International became the major shareholder of Sino with majority voting interest.
805-10-55-12d	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.	After the shares exchange transaction, the former director, who was also the former owner of Rito International became the director of Sino with majority voting interest.
805-10-55-12e

The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

Sino did not pay a premium over the pre-combination fair value of Rito International.
805-10-55-13	The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.	Prior to the share exchange transaction, Sino was considered to be a shell company with no business operations and nominal assets. Adversely, Rito International is engaged in the trading of retail goods with total assets of $32,600 and revenues of approximately $3,100. As a result, the size of Rito International is larger than the size of Sino.
805-10-55-14	In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities.	Only Sino and Rito International were involved in the share exchange transaction. Rito International is the entity which initiated the combination and it has a relative larger business size than Sino.
805-10-55-15	A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14.

Sino was incorporated in Anguilla on January 3, 2014 and Rito International was incorporated in Hong Kong on August 12, 2014. Although Sino was formed before Rito International, Rito International shall be identified as the accounting acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14 above.

Based on the above analysis, we determined that the share exchange transaction between Sino and Rito International is considered a reverse acquisition in which Rito International was deemed as the accounting acquirer and Sino was deemed as the accounting acquiree because (i) the former owner of Rito International became the majority shareholder of Sino with majority voting interest, (ii) the former director of Rito International became the director of Sino after the share exchange transaction, and (iii) the business size of Rito International was larger than Sino.

On May 14, 2015, there was a change in control of Sino, where Ms. Cheung transferred all her shares to Mr. Or, and Mr. Or became the 100% shareholder of Sino. The share transfer occurred as the result of the the maturity of the loan, pursuant to the loan agreement on May 11, 2014.

Based on our above analysis, we believe the accounting should be treated as a reverse acquisition. If it is disagreed upon however, that it should be treated as such and should be treated as a forward acquisition we will have our auditor amend and revise.

4. In your February 29, 2016 response, you indicated on May 14, 2015 that Ms. Cheung gifted her shares to Mr. Or. In your latest response, you suggest that some form of loan repayment took place between Ms. Cheung Yuet Wah and Mr. Or Ka Ming on May 14, 2015. Please clarify what you are trying to convey with your description and footnote reference to the May 14, 2015 transaction in your latest response. We may have further comment.

Company Response:

We believe our previous response on February 29, 2016 was unclear. The Company didn’t intend to state the shares were directly gifted but rather were treated as a gift as there was no cash or stock consideration. The share transfer on May 14, 2015 occurred due to the maturity of the loan, pursuant to the loan agreement on May 11, 2014, and repayment due from Ms Cheung, who was unable to meet the payment due. Consequently, Ms. Cheung agreed to give away her share interest to Mr. Or, in lieu as settlement of the loan due to Mr. Or. Mr. Or agreed with the arrangement to take over the share interest of Ms. Cheung in lieu in order to settle the personal loan due from Ms. Cheung.

The loan agreement was entered on May 11, 2014 between Mr. Or and Ms. Cheung, whereas Mr. Or agreed to provide a personal loan in the principal amount of HKD 600,000 to Ms. Cheung. The loan was set at 3% per annum accruing from day to day. The maturity date was May 10, 2015.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 18, 2016

/s/ Choi Tak Yin Addy

Choi Tak Yin Addy

Chief Executive Officer